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EXHIBIT A.(3)(c)

COMMISSIONS ON VARIABLE CONTRACTS. In general, you will receive the following commissions on the Variable Group Universal Life Business that you sell:



                  "Cost of Insurance" Commission                         Side Fund Contribution
                              (COI)                                             Commission
---------------------------------------------------------------------------------------------------------------
                  FIRST YEAR:
                      40% of the COI component of             PLUS         4% of side fund
                      the First-Year Premium                                contributions

                  SECOND AND
                  SUBSEQUENT YEARS:
                      4% of the COI component of              PLUS         4% of side fund
                      Renewal Premiums                                      contributions

However, there will be a reduction in the amount of commissions paid for some group contracts and group situations. A reduction in the commissions will be determined by us be weighing the following elements:

      (1) The size and type of group to which the sale of the Variable Group Universal Life Policy is made. Generally, commissions for a larger group of Insureds will be lower than for a smaller group.

      (2) The total amount of premium payments to be received will be considered as affecting per dollar sales expenses. Per dollar sales expenses are likely to be less than larger premium amounts received on small premium amounts.

      (3) Any prior existing relationship with us may affect commissions. Generally, sales expenses are likely to be less where a relationship currently exists.

      (4) Any reduction in commissions are made by agreement between you and us.

      (5) Other circumstances, of which we are not presently aware.